

Mail Stop 3561

April 1, 2010

J. Joel Quadracci
Chairman, President and Chief Executive Officer
Quad/Graphics, Inc.
N63 W23075 Highway 74
Sussex, Wisconsin 53089-2827

> **Re: Quad/Graphics, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 5, 2010**
> **File No. 333-165259**

Dear Mr. Quadracci:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please provide all of the information required by Item 501 of Regulation S-K, including the market for the registered shares.

Summary, page 7

2.   The summary term sheet should begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

3.   Your summary term sheet is twenty-three pages long. We note in particular the length of the sections regarding Conditions, Termination, Termination Fees, and Fees Payable by World Color Press on pages 13 through 19. The summary term sheet is intended to briefly describe the most material terms of the proposed transaction and should not recite all information contained in the disclosure document. Please revise.

4.   Please revise to remove marketing language throughout the document. Examples include, "state-of-the-art," "substantial, yet disciplined," and "modern manufacturing platform."

5.   Please disclose that after the merger members of the Quadracci family, trusts for their benefit or other affiliates of Quad/Graphics, will constitute about 65% of the combined company's total voting power and will be able to exercise a controlling influence over the combined company's business and will have the power to elect its directors.

6.   Please disclose the date on which the Quebec Superior Court hearing regarding final court approval of the arrangement will occur. State that World Color Press shareholders and other interested parties may present evidence or arguments regarding the fairness of the arrangement and other matters to the court. Disclose the date by which parties must serve and file a notice of intention to appear. Indicate that a copy of the notice of application accompanies this proxy circular/prospectus.

7.   In the section titled "The Companies" please discuss the nature and results of the World Color Press bankruptcy. Please also do so in the "World Color Press Business" section on page 59.

8.   In the section titled "Differences Exist Between the Rights of Quad/Graphics and World Color Press Common Shareholders" please briefly highlight the most material differences in shareholder rights between World Color Press common stock and the Quad/Graphics class A common stock. We note for example that after the transaction:

- The board will be able fill vacancies without a quorum and without shareholder action;

- The shareholder vote required to remove directors will generally increase from a simple majority to 66 2/3%;

- Unanimous shareholder agreement will no longer be required to limit the liability of directors;

- Quorum of shareholders will increase from 10% to a simple majority and common shareholders that are not part of the Quad/Graphics voting trust will not have sufficient shares to constitute a quorum;

- The shareholder votes required to call a special meeting will increase from 5% to 10%;

- Shareholders will not be entitled to dissenters' rights if, as is anticipated, their shares trade on a national securities exchange; and

- Derivative actions and "oppression remedy" will not be available.

World Color Press Directors and Executive Officers, page 13

9.   Please provide us a summary of the timeline of negotiations for the World Color Press Directors to be directors on the Quad/Graphics board and any negotiations of World Color Press executives to continue employment with Quad/Graphics. In your response, please address any equity ownership that the directors or executives of World Color Press that will continue on with Quad/Graphics will have with Quad/Graphics.

Risk Factors, page 30

10.   We note your statement that World Color Press shareholders should "carefully consider the following factors, in addition to those factors discussed elsewhere…." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

11.   You state on page 35 that "Quad/Graphics may be a controlled company… and, as a result, it will rely on certain exemptions from corporate governance requirements" related to the independence of directors. If you will be relying on such an exemption please revise your disclosure in the corporate governance section.

Holders of class A stock will not be able to control, page 34

12.   Please provide more examples of what control by a few shareholders may mean for shareholders. For instance, the voting trust may be able to influence the issuance of more shares or enter into other acquisitions.

Cautionary Statement Regarding Forward-Looking Statements, page 46

13.   As this is your initial public offering, the Private Securities Litigation Reform Act does not apply to you. As such, please remove references to Section 27A of the

Securities Act and Section 21E of the Securities Exchange Act.

Quad/Graphics Business, page 48

14.   Please indicate Quad/Graphics initial, and any subsequent, forms of organization.

15.   Please explain what you mean by you maintain relationships with leading magazines. Please also explain what you mean when you say you produce consumer titles.

16.   Please further explain throughout what is meant by disclosures such as "utilizing technology to increase consumer response rates" on page 48 and "integrated data analysis" in the fourth paragraph on page 51. Clarify to indicate whether Quad/Graphics' technology and data analysis is in reference to the efficiency of Quad/Graphics' printing operations or whether this means Quad/Graphics perform analyses such as mailing list analysis, demographic analysis, etc. Indicate whether targeting analysis and decisions are made by Quad/Graphics or its customers.

17.   Please provide a basis for or remove statements throughout such as "the most efficient and modern manufacturing platform in the commercial printing industry" and "technological advantages" on page 48, "the industry's largest co-mail program" on page 49, and "the creation of a single universally-integrated platform across its overall operations is unparalleled in the printing industry" on page 52.

18.   Please also provide a basis for or remove your statement that Quad/Graphics is "one of the most profitable commercial printing companies in the industry, as measured by EBITDA." If you choose to provide a basis for this statement that includes the presentation of Non-GAAP financial measures, please comply with Regulation G and Item 10(e) of Regulation S-K.

19.   Please further explain how Quad/Graphics facilitates "coordinated multi-channel marketing campaigns." Explain Quad/Graphics' "data analytics capabilities" and your "digital media capabilities." Describe how Quad/Graphics is involved in email campaigns and the use of websites.

20.   Please disclose Quad/Graphics' competitive position in the industry, if known or reasonably available.

World Color Press Business, page 59

The Arrangement, page 69

21.   Please expand upon the reasons why World Color Press management and

creditors were not in favor of pursuing the indication of interest from R.R. Donnelly on May 12, 2009, as disclosed on page 69.

22.   Please further explain the "strategic alternatives" considered by the World Color Press board of directors on July 21, 2009, including the degree to which any alternatives were pursued and the reasons for not choosing any of the alternatives.

23.   You state on page 70 that "The parties met on several occasions thereafter to discuss… the possible economic and other basic terms of a transaction" and that "During September 2009, representatives of Quad/Graphics and World Color Press continued to meet periodically to discuss the structure, price and other terms." You also state on page 72 that "On January 7, 8, 15, 20, 24 and 25, 2010, World Color Press' board of directors met to receive updates on transaction terms, due diligence results and other matters relating to the transaction." For each meeting or discussion please disclose the dates, parties involved, and the qualitative or quantitative terms discussed.

24.   You also briefly discuss meetings held on October 26, 2009 and October 28, 2009 on page 70 and a meeting held "Later in December" on page 71. Please disclose the qualitative and quantitative terms discussed.

25.   Explain why "World Color Press determined to defer any refinancing decision until the conclusion of the discussions with Quad/Graphics."

26.   We note that on November 8 and 9, 2009 the World Color Press board received presentations from financial and legal advisors on the possible transaction and on January 19 and 24, 2010 the Quad/Graphics board received presentations and advice from J.P. Morgan Securities. Please provide us the board books on a supplemental basis.

27.   We note on page 239 that the company adopted a new shareholder rights plan on February 19, 2010 "which is not applicable to the arrangement with Quad/Graphics." Please briefly discuss the process whereby the new rights plan was adopted, how the Quad/Graphics transaction is exempt pursuant the rights plan, and the company's reasoning in defining "exempt acquisition" in the manner shown in the plan.

World Color Press' Reasons, page 72

28.   Please clarify whether the material factors listed were considered positive factors by the board.

Opinion of World Color Press' Financial Advisor, page 75

29.   Please provide a discussion explaining how Morgan Stanley reached its determination that the consideration to be received was fair to World Color Press shareholders in light of the numerous variables involved in the calculation of the consideration and your statement on page 30 that "shareholders will not be able to calculate the precise value of the consideration."

30.   Please disclose the instructions given and limitations on scope imposed by World Color Press on Morgan Stanley.

31.   Please explain how the financial analyses prepared by Morgan Stanley took into account the company's bankruptcy and World Color Press' short operating history following the bankruptcy. Additionally, in the "Projected Financial Information" section please explain how the financial projections were prepared in light of the bankruptcy and the company's brief operating history since the bankruptcy.

World Color Press Stand-Alone Present Value of Future Share Price Analysis, page 78

32.   Please clarify whether the "selected peers" and multiples used here and in the Pro Forma Present Value of Future Share Price Analysis were the same as in the Comparable Companies Trading Analysis. If not please identify the companies and the selection criteria used and present the multiples with the high and low values for each group. In either case and for all three analyses, disclose any companies or transactions that were excluded and the reasons for their exclusion.

Comparable Companies Trading Analysis, page 79

33.   For here, the Precedent Transactions Analysis, and the Premiums Paid Analysis please disclose the actual range of ratios or implied premiums from the group selected and explain why Morgan Stanley chose a representative range rather than the actual range of the group.

Precedent Transactions Analysis, page 80

34.   For here and in the Premiums Paid Analysis please state whether any transactions were excluded that met your stated criteria. If there were exclusions please state the reasons.

35.   Please explain why the Precedent Transactions Analysis selected transactions between January 2003 and January 2010, but the Premiums Paid Analysis selected transactions Between August 1995 and January 2010.

Quad/Graphics' Reasons for the Arrangement, page 86

36.   In the next amendment, please revise to form two lists: one of the factors the
        board believes favors the transactions; the other of factors that do not favor it. If
        the board did not consider any negative factors, please state that.

Estimated Potential Synergies Attributable to the Arrangement, page 87

37.   Please include a summary of the analyses that Quad/Graphics and World Color
        Press performed in arriving at their synergies estimates, including the key
        assumptions made in the analyses and components and sources of the cost
        reduction or cost avoidance opportunities or advise.

The Arrangement Agreement, page 96

General

38.   Please clarify, when you refer to preferred shares that are not converted into
        World Color Press common shares, whether they will be redeemed for cash or
        converted into Quad/Graphics class A stock.

Consideration to be Received Pursuant to Arrangement, page 97

39.   Please provide an illustrative example of the consideration to be received to the
        extent practicable.

Directors and Executive Officers of Quad/Graphics after the Arrangement, page 137

40.   Disclose the number of deferred share units and restricted share units that are
        payable to each of the board of directors and to the executive officers. Based on
        share price information as of the most recently practicable date please separately
        disclose the lump sum cash payment amounts that would be payable to all unit
        holders, to the board of directors, and to the executive officers. Additionally, in
        the Equity Payment Amount discussion of the "Consideration to be Received
        Pursuant to Arrangement" section please disclose the lump sum cash payment
        amounts that would be payable to all unit holders based on share price
        information as of the most recently practicable.

41.   In discussing the experience, qualifications, attributes, or skills of directors and
        nominees please refrain from using qualitative statements such as "extensive,"
        "expertise," "successful," and "long and varied," "seasoned," and "leading role"
        from your disclosures on pages 137 through 139.

Corporate Governance, page 141

42.   Please tell us whether you plan to update your disclosure prior to effectiveness to indicate the national securities exchange in the United States upon which Quad/Graphics intends to list its class A stock. We may have further comment.

Compensation of Executive Officers, page 145

43.   Refer to the Annual Cash Incentive Compensation on page 150. Please state the specific items of corporate performance are taken into account in setting Quad/Graphics company grade for 2009. Additionally, in describing how this form of compensation was structured, disclose the maximum and threshold payment levels that would have been received for company grades of A and C, respectively.

44.   We note that you have not included disclosure about whether Quad/Graphics' compensation policies and practices create risks that are reasonably likely to have a material adverse effect on Quad/Graphics as required by Item 402(s) of Regulation S-K. Please tell us the analysis you conducted to conclude that you do not need to supply such disclosure.

Certain Relationships and Related Party Transactions, page 176

45.   Please name the related persons referred to as "A daughter of Mr. Fowler," "A brother of Thomas J. Frankowski," and "The wife of William T. Graushar."

46.   You state that the disclosed transactions were "not deemed to involve a conflict of interest." We note that Quad/Graphics' threshold for audit committee review is lower, and is based on whether the transaction "may" involve a conflict of interests. If the audit committee did not perform a review, please tell us how the determination was made that these transactions did not involve a conflict of interest. Please tell us who made this determination, when, and what definition of "conflict of interest" was used.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 182

Note 4: Accounting Policies

47.   We note that the pro forma financial statements do not adjust for any differences in accounting policies beyond the classification items presented in Note 3 and that management will review World Color Press' accounting policies upon consummation of the arrangement and conform to policies that are appropriate for the combined company. Pro forma information should reflect conforming changes in accounting principles adopted to show the impact any newly adopted

principles will have on the combined company. Please determine whether there are any changes between the accounting principles of the two entities and show the impact of such in the pro forma information.

Note 5: Preliminary Estimated Purchase Price

48. Please expand note (c) to provide a sensitivity analysis for a range of possible values of the World Color Press common stock used in determining the estimated purchase price based upon percentage increases and decreases in the recent stock price.

49. Please include information that enables an investor to understand how the value of the consideration given to World Color Press shareholders could change. It may be helpful to provide a specific example showing how the Equity Payment Amounts and the aggregate Common Cash Consideration change as the share price of the common stock changes.

Note 6: Estimate of Assets to be Acquired and Liabilities to be Assumed

50. We note that the amount allocated to identifiable intangible assets in the preliminary purchase allocation is unchanged from the amount reported by World Color Press as a result of adopting fresh start accounting as presented in Note 1 of the financial statements of the Form 40-F filed on March 1, 2010. We also note that subsequent July 31st, World Color Press entered into new, significant customer contracts including *ESPN The Magazine* and *USA WEEKEND*. Please tell us why a portion of the purchase price has not been allocated to these significant customer contracts or revise accordingly.

51. Please disclose the expected useful lives or amortization periods of significant assets acquired in the purchase business combination, including identified intangibles, in a note to the pro forma financial statements.

52. Please expand note (I) to assist an investor in understanding the magnitude of any potential adjustments resulting from bankruptcy contingencies on the combined company. Explain Quad/Graphics' responsibility with respect to ongoing bankruptcy claims and matters still to be resolved after consummation of the business combination. Also disclose when management expects to have sufficient information to evaluate these contingencies or to estimate a range of outcomes of potential contingencies relating to these matters.

Note 7: Pro Forma Adjustments, page 189

53. Please expand note (i) to explain the $100 million multi-employer pension

withdrawal liability that is estimated to be incurred by Quad/Graphics, including why the liability exists, how it relates to the purchase transaction, how the amount was estimated, and whether there is a possible range of outcomes that could be owed.

54. Please provide a reconciliation which ties the amounts referenced in the footnotes to the amounts on the face of the pro forma financial statements in the Pro Forma Adjustment column. For example, we note that the $56.9 million adjustment to interest and financial expenses (income) results from the combination of factors detailed in notes o, p, q, and r. A table compiling these amounts that agrees directly to the amount presented on the face of the pro formas would provide ease in understanding the adjustments.

55. Please expand note (s) to provide the separate amounts compiling the adjustment to income taxes. Also provide how you determined the annual tax expense for Quad/Graphics from its change in tax structure.

QUAD/GRAPHICS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 193

56. We believe your MD&A section could benefit from expanded "Overview" sections that offer investors an introductory understanding ofQuad/Graphics, Inc. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same.

57. Please expand your critical accounting policy for impairment of long-lived assets to discuss the underlying assumptions and estimates involved in evaluating impairment for these assets.

Security Ownership of Certain Beneficial Owners and Management of Quad/Graphics, page 215

58. You indicate in footnote 13 that the beneficiaries and trustees of the Quad/Graphics voting trust share voting power. Please disclose the names of the beneficiaries of the trust.

COMPARISON OF THE RIGHTS OF QUAD/GRAPHICS AND WORLD COLOR PRESS COMMON SHAREHOLDERS, page 228

59. Please briefly explain the meaning of a "qualified" shareholder as discussed on page 240.

Quad/Graphics, Inc. Financial Statements

Note 1: Summary of Significant Accounting Policies, page FS-7

60.   Please disclose your accounting policy for assessing impairment of your property, plant, and equipment.

Exhibits

Exhibit 2

61.   Please list briefly the contents of the omitted schedules. Refer to Item 601(b)(2). Tell us briefly why you do not think they need to be filed.

World Color Press, Inc. Form 40-F Filed on March 1, 2010

Our Directors and Officers, page 16

62.   Please confirm that in any future filings please refrain from using qualitative statements such as "seasoned" and "successfully" in your director and officer descriptions.

63.   You state on page 26 that "The risks and uncertainties described in such sections are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will refrain from using this language.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Russell E. Ryba
        Fax: (414) 297-4900